Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2006

Mr. Cees Maas
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

Re: Form 20-F for the Fiscal Year Ended December 31, 2005
**   Filed March 28, 2006**
**   File No. 001-14642**

Dear Mr. Maas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. We note from public sources and your website that you may have operations in, or sales into, Cuba, Iran and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S.

Treasury Department's Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in, or ties to, Cuba, Iran or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba, Iran and Syria, including through subsidiaries, affiliates, representative offices, joint ventures and other direct and indirect arrangements.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Cuba, Iran and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries.

Item 5. Operating and Financial Review and Prospects

Group Overview

Capital Ratios, page 34

2. It appears that your debt/equity ratio is a non-GAAP financial measure since it excludes unrealized gains on fixed-interest investments and includes hybrid

capital, and you have not provided the requisite disclosures under Item 10(e) of Regulation S-K. Please provide to us in disclosure-type format your proposed non-GAAP financial measure disclosure so we may evaluate the merit of including this non-GAAP financial measure. In your disclosure please also address why you excluded only unrealized gains and not unrealized losses and clarify what is included in hybrid capital.

Segment Reporting

Insurance Asia/Pacific

Income, page 45

3. Please quantify for us each item noted in your discussion of commission and other income that caused the change from a gain in 2004 to a loss in 2005. Also to the extent applicable, please quantify each factor that caused an increase or decrease from period to period in your results of operations discussions for all your segments.

Liquidity and Capital Resources

Total tabular disclosure of contractual obligations, page 57

4. To provide the reader of your financial statements the most meaningful information, we believe that your insurance liabilities, in particular reserves for your life insurance business should be presented on an undiscounted basis in the table of contractual obligations. Please provide us, in disclosure-type format, a revised contractual obligations table with these changes. In addition, please tell us how you allocated insurance and investment contracts that you classified as "maturity not applicable" on page F-62 in your table of contractual obligations and how you determined the appropriate payment period for these liabilities.

Item 11. Quantitative and Qualitative Disclosure of Market Risk

Market Risk – ING Insurance

ALM risk – interest rate risk, page 93

5. Please clarify why there is a significantly smaller impact on net profit in 2005for a 1% increase in interest rates versus a 1% decrease in interest rates. Please also clarify why there is a significantly larger impact on shareholders' equity in 2005 for a 1% increase in interest rates versus a 1% decrease in interest rates.

Consolidated Statement of Cash Flows of ING Group, page F-5

6. For insurance contracts where the policyholders carry the investment risk, please explain to us why it appears that you include the related cash in-flows and cash out-flows in your cash flows from operations instead of cash flows from financing activities. Please also tell us why you include deposits from reinsurers as a financing activity instead of cash flow from operations.

2.1. Notes to the Consolidated Financial Statements

2.1.1 Accounting Principles for the Consolidated Balance Sheet and Profit and Loss Account of ING Group

Differences Between Dutch GAAP and IFRS Excluding IAS 32/39 and IFRS 4

Insurance provisions, page F-10

7. Please clarify for us what the differences are between Dutch GAAP and IFRS since you do not clarify what the differences are that would be amortized over the life of policies in relation to the emergence of estimated gross profits.

Critical Accounting Policies, page F-14

8. You have cross referenced to this disclosure from Item 5 Operating and Financial Review and Prospects. We believe your disclosure in Item 5 about critical accounting policies could be improved to provide investors with a better understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts could be reported under different conditions or assumptions. For all critical accounting estimates in which a reasonably likely change could have a material impact on your financial results, please provide to us in a disclosure-type format, expanded disclosure that discusses the amount of the change in these estimates for each period presented, the uncertainties surrounding these estimates, and the impact that this variability could have on your reported results, financial condition and liquidity. Please refer to SEC Release No. 33-8350.

Derivatives and Hedge Accounting, page F-18

9. You disclose that you account for some credit protection contracts that take the legal form of derivatives, such as credit default swaps, as guarantees. Please tell us whether you recognized a reconciling item between the accounting for these instruments under IFRS and US GAAP. Please cite the accounting literature you referenced under IFRS. In your response please tell us whether IAS 37 is applicable to the credit default swaps, and if so how you took Example 9 into

consideration when determining how to account for the credit default swaps under IFRS.

Deferred Acquisition Costs, page F-25

10. Tell us why, under IFRS, it is appropriate in calculating the DAC on flexible insurance contracts that the short-term and long-term separate account growth rate assumptions are the same.

Insurance, Investment and Reinsurance Contracts

Adequacy Test, page F-27

11. You state that if provisions are not sufficient and you have offsetting amounts within your business units then you can take measures to strengthen the provisions and if no offsetting amounts exist then the shortfall is immediately recognized in the profit and loss account. Please tell us how your accounting policy of allocating offsetting amounts in other business groups to compensate for shortfalls complies with paragraphs 15 – 19 of IFRS 4.

2.1.3. Notes to the Consolidated Balance Sheet of ING Group

6 Investments in Associates, page F-36

12. Your interest held in several associates is less than 20 percent. In accordance with paragraph 37(c) of IAS 28, please tell us, in disclosure type-format, how you determined that you have significant influence over these investments and therefore should account for these interests under the equity method. In addition, for your investment in ING Korea Property Investments, in accordance with IAS 27, please tell us in disclosure-type format how you determined that you did not have sufficient control of the entity and should therefore account for this interest under the equity method. Please also tell us how you are accounting for these investments under US GAAP and whether you recognized a reconciling difference for the accounting of these interests under IFRS and US GAAP.

12 Group Equity

B Warrants, page F-46

13. It appears you are accounting for the Class B warrants as equity under IAS 32. Please tell us your consideration of paragraphs 14 – 32 of EITF 00-19 for your US GAAP reconciliation in determining whether the warrants should be classified as equity or as a liability.

Expenditure

30 Underwriting Expenditure, F-86

14. Please explain to us why you believe your presentation of reinsurance and retrocession premiums and reinsurance recoveries as underwriting expenditure is appropriate under paragraph 14.d. of IFRS 4. .

2.4.1 Valuation and Income Recognition Differences Between IFRS-EU and US GAAP

Deferred Acquisition Costs (2005 and 2004), page F-134

15. Please clarify for us in disclosure-type format the "differences in underlying accounting principles" to which you refer that could cause different amounts to be recorded for your deferred acquisition costs under US GAAP versus IFRS-EU.

Provision for Insurance Liabilities (2005 and 2004), page F-135

16. Please clarify for us in disclosure-type format the differences between US GAAP and IFRS-EU regarding the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments.

Loan Loss Provisioning (2005), page F-136

17. We note your disclosure on page F-136 that due to the alignment of US GAAP reporting with the change in estimation process on the adoption of IFRS-EU in 2005 you released EUR 623 million of the loan loss provision through 2005 US GAAP profit. We also note that historically it does not appear that you recognized a Dutch GAAP to US GAAP difference for the loan loss provisions. We therefore have inferred from your disclosures that you believe, with regard to accounting for loan loss provision, that Dutch accounting principles and US GAAP are equivalent and that IFRS-EU and US GAAP are equivalent, but that Dutch accounting principles and IFRS-EU accounting principles are not equivalent. Please tell us how you determined that US GAAP is consistent with both Dutch accounting principles and IFRS-EU, but that these two bases are not equivalent.

18. As a related matter, you disclosed that under IFRS-EU, loan loss provisions are determined under a revised methodology based on a "narrower interpretation" of an incurred loss model. Your disclosure indicates that that you aligned your US GAAP reporting with the change in estimation process on adoption of IFRS-EU, presumably since you viewed the principles of IFRS-EU and US GAAP on this issue as the same. You therefore concluded it was appropriate to record the

resulting change arising from your change in estimation process under IFRS-EU as a change in estimate for US GAAP purposes. Please tell us how you concluded that you did not have an error in the prior application of US GAAP. In this regard, we note the principal reason given for your change in estimation process is that you have taken a more "narrow interpretation" of the incurred loss model, which has reduced the amount of the unallocated provision for loan losses that you provided for in prior years.   We note that SAB 102 issued in July 2001 has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance. Furthermore, other places in US GAAP also provide further guidance regarding the development of an appropriate methodology for determining the loan loss allowance, including the AICPA Audit and Accounting Guide, Depository and Lending Institutions, and EITF D-80. Tell us why the additional enhancements you made to your process were not required to have been part of your historical US methodology for the loan loss allowance.

2.4.7 Condensed Consolidated Balance Sheet in Accordance with US GAAP, page F-140

19. You separately disclose on the face of the condensed balance sheet of ING Group under US GAAP separate account assets but do not separately report the corresponding liabilities. Please tell us why you believe this disclosure is in accordance with paragraph .10 of Statement of Position 03-1

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant